CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		March 31, 2015	December 31, 2014
(millions of Canadian dollars)	Notes
Assets
Current assets
Cash	12	$2.7	$—
Accounts receivable	12	78.4	89.8
Inventories		0.9	2.6
Prepaid expenses		12.9	13.9
Risk management contracts	12	1.4	1.9
		96.3	108.2
Non-current assets
Deferred income tax asset		425.5	382.5
Exploration and evaluation assets	8	68.3	62.1
Property, plant and equipment	7	4,148.5	4,109.9
Investments in joint ventures	9	91.3	75.8
Goodwill		353.1	353.1
		5,086.7	4,983.4
Total assets		$5,183.0	$5,091.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12, 14	$285.3	$370.2
Current portion of provisions	13	41.9	37.3
Risk management contracts	12	2.3	1.2
		329.5	408.7
Non-current liabilities
Long-term debt	10, 12	2,287.1	1,916.8
Related party loans	12, 20	420.7	396.5
Long-term liability	12, 14	60.6	61.5
Non-current provisions	13	774.2	773.3
		3,542.6	3,148.1
Total liabilities		$3,872.1	$3,556.8
Shareholders’ equity
Shareholder's capital		3,860.8	3,860.8
Contributed surplus		10.3	10.3
Deficit		(2,561.2)	(2,337.7)
Accumulated other comprehensive income	18	1.0	1.4
Total shareholder's equity		1,310.9	1,534.8
Total liabilities and shareholder's equity		$5,183.0	$5,091.6
Commitments [Note 19]
Subsequent events [Note 7, 10, and 20]

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31
(millions of Canadian dollars)	Notes	2015	2014

Petroleum and natural gas sales		$126.4	$287.7
Royalties		(13.1)	(36.2)
Loss from joint ventures	9	(5.9)	—
Revenues and other income		107.4	251.5

Expenses
Operating		72.5	88.5
Transportation and marketing		1.2	6.3
General and administrative		19.0	16.8
Depletion, depreciation and amortization	7	98.4	109.5
Exploration and evaluation	8	0.9	8.6
Losses (gains) on disposition of assets		(0.5)	0.7
Finance costs	15	23.6	24.2
Risk management contracts losses (gains)	12	2.5	(0.7)
Foreign exchange losses	16	140.5	56.2
Impairment on property, plant and equipment	7	23.5	—
Loss from continuing operations before income tax		(274.2)	(58.6)
Income tax recovery		(50.7)	(6.7)
Net loss from continuing operations		(223.5)	(51.9)

Net income from discontinued operations	6	—	54.9

Net (loss) income		$(223.5)	$3.0

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Losses on designated cash flow hedges, net of tax	12, 18	(0.4)	(7.3)
Losses on foreign currency translation		—	(15.4)
Items that will not be reclassified to net income
Actuarial Losses, net of tax		—	(1.1)
Comprehensive loss		$(223.9)	$(20.8)

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

					Accumulated
					Other
					Comprehensive	Total
		Shareholder’s	Contributed		Income (Loss)	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	Equity
Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Losses on derivatives designated as cash flow hedges, net of tax	18	—	—	—	(0.4)	(0.4)
Net loss		—	—	(223.5)	—	(223.5)
Balance at March 31, 2015		$3,860.8	$10.3	$(2,561.2)	$1.0	$1,310.9

Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Losses on derivatives designated as cash flow hedges, net of tax		—	—	—	(7.3)	(7.3)
Losses on foreign currency translation		—	—	—	(15.4)	(15.4)
Actuarial losses, net of tax		—	—	—	(1.1)	(1.1)
Shareholder loan		—	4.1	—	—	4.1
Net income		—	—	3.0	—	3.0
Balance at March 31, 2014		$3,860.8	$8.4	$(1,890.2)	$(56.5)	$1,922.5

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three months ended March 31
(millions of Canadian dollars)	Notes	2015	2014
Cash provided by (used in)
Operating Activities
Net (loss) income		$(223.5)	$3.0
Items not requiring cash
Loss from joint ventures	9	5.9	—
Depletion, depreciation and amortization	7	98.4	113.1
Accretion of decommissioning and environmental remediation liabilities	13, 15	4.7	5.8
Unrealized (gains) losses on risk management contracts	12	1.1	(0.2)
Unrealized losses on foreign exchange	6, 16	138.9	30.2
Unsuccessful exploration and evaluation cost	8	0.9	8.3
Losses (gains) on disposition of assets		(0.5)	0.5
Deferred income tax recovery		(50.6)	(6.4)
Impairment on property, plant and equipment	7	23.5	—
Other non-cash items		7.6	(0.9)
Settlement of decommissioning and environmental remediation liabilities	13	(4.0)	(2.9)
Change in non-cash working capital	17	(13.0)	45.1
Cash from (used in) operating activities		$(10.6)	$195.6

Financing Activities
Credit facility (repayment) borrowings, net	10	249.6	(93.4)
Repayment of promissory note		—	(3.1)
Borrowings from related party loans		—	80.0
Cash from (used in) financing activities		$249.6	$(16.5)

Investing Activities
Additions to property, plant and equipment	7	(116.4)	(173.2)
Additions to exploration and evaluation assets	8	(0.4)	(6.4)
Property dispositions (acquisitions), net		0.9	2.3
Corporate acquisition, net of cash acquired	5	(34.6)	—
Investment in joint ventures	9	(21.2)	—
Change in non-cash working capital	17	(64.6)	(1.8)
Cash used in investing activities		$(236.3)	$(179.1)

Change in cash		2.7	—
Cash, at beginning of the period		—	—
Cash, at end of the period		$2.7	$—

Interest paid		$5.7	$8.2

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2015 and 2014
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments: Upstream and BlackGold oil sands. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standards (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual Consolidated Financial Statements as at and for the year ended December 31, 2014, which were prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on May 14, 2015.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for held-for-trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these condensed interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment

Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the annual Consolidated Financial Statements as at and for the year ended December 31, 2014.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s annual Consolidated Financial Statements as at and for the year ended December 31, 2014.

There were no new or amended standards issued during the three months ended March 31, 2015 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2014.

4.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.

•

BlackGold Oil Sands, which is an in-situ oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the pre- commissioning phase.

Harvest’s Downstream segment was sold during 2014 and has been classified as discontinued operations (see note 6).

	Three months ended March 31
	Upstream		Total
	2015	2014	2015	2014
Petroleum and natural gas sales	$126.4	$287.7	$126.4	$287.7
Royalties	(13.1)	(36.2)	(13.1)	(36.2)
Loss from joint ventures	(5.9)	—	(5.9)	—
Revenues and other income	107.4	251.5	107.4	251.5

Expenses
Operating	72.5	88.5	72.5	88.5
Transportation and marketing	1.2	6.3	1.2	6.3
General and administrative	19.0	16.8	19.0	16.8
Depletion, depreciation and amortization	98.4	109.5	98.4	109.5
Exploration and evaluation	0.9	8.6	0.9	8.6
Losses (gains) on disposition of assets	(0.5)	0.7	(0.5)	0.7
Risk management contracts (gains) losses	2.5	(0.7)	2.5	(0.7)
Impairment on property, plant and equipment	23.5	—	23.5	—
Operating (loss) income	$(110.1)	$21.8	$(110.1)	$21.8

Finance costs			23.6	24.2
Foreign exchange losses			140.5	56.2
Income tax recovery			(50.7)	(6.7)
Net loss from continuing operations			(223.5)	(51.9)
Net income from discontinued operations			—	54.9
Net (loss) income			$(223.5)	$3.0

	Three months ended March 31
	Upstream		BlackGold		Total
Capital Additions	2015	2014	2015	2014	2015	2014
Additions to PPE	$56.2	$127.9	$60.8	$42.2	$117.0	$170.1
Additions to E&E	0.4	6.4	—	—	0.4	6.4
Corporate acquisition	48.6	—	—	—	48.6	—
Property acquisitions (dispositions), net	(0.5)	(2.1)	—	—	(0.5)	(2.1)
Net capital additions	$104.7	$132.2	$60.8	$42.2	$165.5	$174.4

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Total Assets	PP&E	E&E	Goodwill
March 31, 2015
Upstream	$3,686.8	$2,652.4	$68.3	$353.1
BlackGold	1,496.2	1,496.1	—	—
Total	$5,183.0	$4,148.5	$68.3	$353.1

December 31, 2014
Upstream	$3,656.8	$2,675.3	$62.1	$353.1
BlackGold	1,434.8	1,434.6	—	—
Total	$5,091.6	$4,109.9	$62.1	$353.1

5.	Business Combination

On February 27, 2015, Harvest acquired all of the issued and outstanding common shares of Hunt Oil Company of Canada, Inc. (“Hunt”). Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta.

The acquisition was accounted for as a business combination. The provisional fair values of identifiable assets and liabilities as at the date of acquisition were:

Consideration
Cash	$36.8
$36.8

Fair value of net assets acquired
Cash	$2.2
Accounts receivable	1.0
Prepaid expenses	0.2
Property, plant and equipment	41.9
Exploration and evaluation assets	6.7
Accounts payable and accrued liabilities	(4.4)
Decommissioning liability	(3.2)
Deferred income tax liability	(7.6)
$36.8

The above amounts are estimates made by management at the time of the preparation of these condensed interim consolidated financial statements based on information then available. Amendments may be made as amounts subject to estimates are finalized.

These condensed interim consolidated financial statements incorporate the results of operations of Hunt from February 27, 2015. For the three months ended March 31, 2015, the assets acquired contributed $0.3 million of revenues and $0.1 million to revenues less operating and transportation expenses. If the acquisition had been completed on the first day of 2015, Harvest’s revenues for the three months ended March 31, 2015 would have been $0.5 million higher and revenues less operating and transportation expenses would have been $0.3 million higher.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Discontinued Operations

On November 13, 2014, Harvest disposed of its wholly owned Downstream segment. Results of Downstream have been presented as discontinued operations for the comparative periods. Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers.

Three months ended
March 31, 2014
Refined products sales	$1,113.4

Expenses
Purchased products for resale and processing	1,008.0
Operating	68.6
Transportation and marketing	1.7
General and administrative	0.2
Depletion, depreciation and amortization	3.6
Gains on disposition of assets	(0.2)
Operating income from discontinued operations	$31.5
Finance costs	0.3
Foreign exchange gains (1)	(24.0)
Income before income tax from discontinued operations	$55.2
Income tax expense	0.3
Net income from discontinued operations	$54.9

(1) For the three months ended March 31, 2014, the unrealized foreign exchange gain was $23.8 million.

The following table summarizes the components of the discontinued operations cash flows:

Three months ended
March 31, 2014
Cash flow from operating activities	$76.1
Cash flow used in financing activities	(62.1)
Cash flow used in investing activities	(14.0)
Total cash inflow (outflow)	$—

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Total
Cost:
As at December 31, 2013(1)	$5,272.3	$1,138.8	$6,411.1
Additions	386.2	283.5	669.7
Property acquisitions	3.1	0.2	3.3
Disposals	(500.2)	—	(500.2)
Change in decommissioning liabilities	116.6	12.1	128.7
Transfer from E&E	7.2	—	7.2
As at December 31, 2014	$5,285.2	$1,434.6	$6,719.8
Additions	56.2	60.8	117.0
Corporate acquisition	41.9	—	41.9
Disposals	(0.5)	—	(0.5)
Change in decommissioning liabilities	1.4	0.7	2.1
As at March 31, 2015	$5,384.2	$1,496.1	$6,880.3

Accumulated depletion, depreciation, amortization and impairment losses:

As at December 31, 2013(1)	$2,106.1	$—	$2,106.1
Depreciation, depletion and amortization	435.2	—	435.2
Disposals	(199.0)	—	(199.0)
Impairment	267.6	—	267.6
As at December 31, 2014	$2,609.9	$—	$2,609.9
Depreciation, depletion and amortization	98.4	—	98.4
Impairment	23.5	—	23.5
As at March 31, 2015	$2,731.8	$—	$2,731.8

Net Book Value:
As at March 31, 2015	$2,652.4	$1,496.1	$4,148.5
As at December 31, 2014	$2,675.3	$1,434.6	$4,109.9

(1)    The total carrying amount of property, plant and equipment excludes the Downstream segment.

General and administrative costs directly attributable to PP&E addition activities of $4.8 million have been capitalized during the three months ended March 31, 2015 (2014 – $5.0 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three months ended March 31, 2015 in the amount of $9.7 million (2014 – $7.2 million), at a weighted average interest rate of 4.4% (2014 – 4.6%) . PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $0.6 million (December 31, 2014 – $1.6 million) (see note 14).

At March 31, 2015, the BlackGold oil sands central processing facility was mechanically completed, however, no depreciation, depletion and amortization expense was incurred for the three months ended March 31, 2015 as Harvest uses the unit-of-production method of depreciation and the BlackGold assets currently have no production.

During the first quarter of 2015, Harvest recognized an impairment loss of $23.5 million (2014 - $nil) against its Upstream PP&E in the South Oil cash generating unit to reflect lower forecasted oil prices and underperforming assets, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 10% and the forecast commodity prices noted below. The recoverable amount as at March 31, 2015 for the South Oil CGU was $18.5 million. A 200 bps increase in the discount rate would result in an additional impairment of approximately $0.7 million. A 10% decrease in the forward oil price estimate would result in an additional impairment of approximately $8.0 million.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following forecast commodity prices were used:

		Edmonton Light
	WTI Crude Oil	Crude Oil	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	Exchange Rate
2015 (9 months)	55.00	61.25	0.800
2016	67.50	74.55	0.825
2017	72.50	79.41	0.850
2018	77.50	85.29	0.850
2019	82.50	91.18	0.850
Thereafter(1)	+2%/year	+2%/year	0.850

(1)	Represents the average escalation percentage in each year after 2019 to the end of reserve life

On April 14, 2015, Harvest entered into a purchase and sale agreement to sell certain non-core oil and gas assets in Eastern Alberta for approximately $28.3 million in cash proceeds, net of any customary closing adjustments. The sale closed on May 1, 2015.

8.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2013	$59.4
Additions	22.3
Property acquisitions	3.1
Disposition	(6.1)
Unsuccessful E&E costs	(9.4)
Transfer to property, plant and equipment	(7.2)
As at December 31, 2014	$62.1
Additions	0.4
Corporate acquisition	6.7
Unsuccessful E&E costs	(0.9)
As at March 31, 2015	$68.3

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Three months ended March 31
	2015	2014
Pre-licensing costs	$—	$0.3
Unsuccessful E&E costs	0.9	8.3
E&E expense	$0.9	$8.6

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in Joint Ventures

	March 31, 2015	December 31, 2014
Deep Basin Partnership ("DBP")	$43.8	$49.2
HK MS Partnership ("HKMS")	47.5	26.6
Investments in joint ventures	$91.3	$75.8

The following table shows the movement in the investments in joint ventures account during the period:

	DBP	HKMS
Balance as at December 31, 2013	$—	$—
Initial investment on April 23, 2014	54.9	—
Additional investments in joint ventures	—	26.7
Share of loss from investments in joint ventures	(4.6)	(0.1)
Distributions received from joint ventures	(2.3)	—
Dilution gain recognized on disposal of assets	1.2	—
Balance as at December 31, 2014	$49.2	$26.6
Additional investments in joint ventures	—	21.2
Share of loss from investments in joint ventures	(5.6)	(0.3)
Dilution gain recognized on disposal of assets	0.2	—
Balance as at March 31, 2015	$43.8	$47.5

Deep Basin Partnership
As at March 31, 2015, Harvest’s ownership interest in DBP is 77.81% (December 31, 2014 – 77.81%) and KERR Canada Co. Ltd.’s (“KERR’s”) ownership interest in DBP is 22.19% (December 31, 2014 – 22.19%) . The amounts contributed by KERR on formation of the partnership on April 23, 2014 are being spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest is obligated to fund the balance of the program from its share of partnership distributions from DBP. As at March 31, 2015, total distributions received by Harvest to date was $2.3 million.

KERR’s preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at March 31, 2015, the fair value of the top-up obligation was estimated as $nil, therefore, no top-up obligation was recorded by Harvest.

HK MS Partnership
During the first quarter of 2015, Harvest contributed $21.2 million into HKMS to complete the construction of the gas processing facility, increasing its ownership interest to 61.46% as at March 31, 2015 and diluting KERR’s ownership interest to 38.54% (December 31, 2014 – 53.76% and 46.24%, respectively).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	March 31, 2015		December 31, 2014
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$—	$—	$1.7	$—
Other current assets	16.5	1.9	51.7	0.6
Total current assets	$16.5	$1.9	$53.4	$0.6
Non-current assets	220.7	100.3	170.7	79.0
Total assets(1)	$237.2	$102.2	$224.1	$79.6

Current liabilities	$65.3	$12.4	$46.4	$13.6
Non-current financial liabilities	125.2	85.8	125.5	61.4
Other non-current liabilities	4.3	4.7	4.2	4.7
Total liabilities(1)	$194.8	$102.9	$176.1	$79.7

Net assets (liabilities) (1)	$42.4	$(0.7)	$48.0	$(0.1)

(1) Balances represent 100% share of DBP and HKMS

	Three months ended March 31, 2015
	DBP	HKMS
Revenues	$2.5	$1.4
Depletion, depreciation and amortization	(4.3)	(0.6)
Finance costs	(0.7)	(0.9)
Other	(3.1)	(0.5)
Net loss(1)	$(5.6)	$(0.6)

(1) Balances represent 100% share of DBP and HKMS

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at March 31, 2015:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$6.7	$0.4	$—	$124.8	$131.9
Firm processing commitment	14.0	28.0	28.0	64.2	134.2
Decommissioning and environmental liabilities(1)	—	0.1	0.4	10.3	10.8
Total	$20.7	$28.5	$28.4	$199.3	$276.9

(1) Represents the undiscounted obligation by period.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at March 31, 2015:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$14.8	$14.8
Total	$—	$—	$—	$14.8	$14.8

(1) Represents the undiscounted obligation by period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Related party transactions

Deep Basin Partnership
As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the three months ended March 31, 2015, Harvest charged DBP marketing fee of $nil and general and administrative expenses of $0.4 million. As at March 31, 2015, $4.2 million remains outstanding in due to DBP (December 31, 2014 - $3.8 million).

A cash call payable of $5.8 million is also outstanding to DBP as at March 31, 2015 relating to the estimated drilling and completion costs to be incurred on behalf of the DBP (December 31, 2014 - $44.4 million).

HK MS Partnership
As the managing partner, Harvest incurs expenditures relating to the construction of the midstream facility on behalf of HKMS. In addition, Harvest also charged HKMS general and administrative expenses of $0.2 million for the three months ended March 31, 2015. As at March 31, 2015, the balance of $0.8 million remains outstanding in due from HKMS (December 31, 2014 - $0.6 million).

10. Long-Term Debt

	March 31, 2015	December 31, 2014
Credit facility	$867.5	$617.6
67/8% senior notes due 2017 (US$500 million)	625.3	572.0
21/8% senior notes due 2018 (US$630 million)	794.3	727.2
Long-term debt outstanding	$2,287.1	$1,916.8

Credit facility

At March 31, 2015, Harvest had $870.3 million drawn from the $1.0 billion available under the credit facility (December 31, 2014 - $620.7 million). The carrying value of the credit facility includes $2.8 million of deferred financial fees at March 31, 2015 (December 31, 2014 - $3.1 million). For the three months ended March 31, 2015, interest charges on the credit facility borrowings aggregated to $5.4 million (2014 - $6.5 million), reflecting an effective interest rate 2.8% (2014 – 3.5%) .

On April 22, 2015, Harvest amended its credit facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. The amended credit facility includes an accordion feature that permits Harvest to increase the size of the facility to $1.0 billion if Harvest is able to secure additional commitment from an existing or new lender(s). The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	March 31, 2015	December 31, 2014
Credit facility(1)	$870.3	$620.7
67/8% senior notes (US$500 million)(1)(2)	633.3	580.1
21/8% senior notes (US$630 million)(1)(2)	798.0	730.9
Related party loans (US$170 million and CAD$200 million)(2)	415.3	397.2
	$2,716.9	$2,328.9
Shareholder's equity	1,310.9	1,534.8
	$4,027.8	$3,863.7

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratio as the ones externally imposed under the Company’s credit facility. Harvest was in compliance with all debt covenants at March 31, 2015.

	Covenant	March 31, 2015	December 31, 2014
Total debt (1) to capitalization (2)	70% or less	55%	n/a

(1)

Total debt was amended on April 22, 2015 (see note 10) and includes letters of credit of $12.0 million, credit facility of $867.5 million, guarantees of $nil, risk management contracts liabilities of $2.3 million, senior notes of $1.4 billion, related party loans with maturity date prior to April 30, 2017 of $nil plus an incremental net amount representing the implied redemption obligation owed to KERR by the Deep Basin Partnership of $105.1 million.

(2)

Capitalization was amended on April 22, 2015 (see note 10) and includes total debt, related party loans with a maturity date after April 30, 2017, and shareholder’s equity. The calculation of capitalization also included the following: (i) $223.4 million representing 50% of impairment charges and unrealized gains and losses on foreign exchange hedge transactions disclosed in the December 31, 2014 annual consolidated financial statements of Harvest and (ii) $11.7 million representing 50% of impairment charges and unrealized gains and losses on foreign exchange hedge transactions incurred during the first quarter of 2015. The maximum amount under clause (ii) cannot exceed $100 million.

12. Financial Instruments

(a)      Fair Values
Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2015		Fair Value Measurements

			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$78.4	$78.4	$—	$78.4
Held for Trading
Cash	2.7	2.7	2.7	—
Fair value of risk management contracts	1.4	1.4	—	1.4
Total Financial Assets	$82.5	$82.5	$2.7	$79.8
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$2.3	$2.3	$—	$2.3
Measured at Amortized Cost
Accounts payable and accrued liabilities	285.3	285.3	—	285.3
Credit Facility	867.5	870.3	—	870.3
67/8% senior notes	625.3	620.6	—	620.6
21/8% senior notes	794.3	802.2	802.2	—
Related party loans	420.7	392.8	—	392.8
Long-term liability	60.2	47.0	—	47.0
Total Financial Liabilities	$3,055.6	$3,020.5	$802.2	$2,218.3

	December 31, 2014		Fair Value Measurements

			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$89.8	$89.8	$—	$89.8
Held for Trading
Fair value of risk management contracts	1.9	1.9	—	1.9
Total Financial Assets	$91.7	$91.7	$—	$91.7
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$1.2	$1.2	$—	$1.2
Measured at Amortized Cost
Accounts payable and accrued liabilities	370.2	370.2	—	370.2
Credit facility	617.6	620.7	—	620.7
67/8% senior notes	572.0	561.9	—	561.9
21/8% senior notes	727.2	727.2	727.2	—
Related party loans	396.5	367.9	—	367.9
Long-term liability	61.5	47.6	—	47.6
Total Financial Liabilities	$2,746.2	$2,696.7	$727.2	$1,969.5

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b)      Risk Management Contracts
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCI and included in petroleum and natural gas sales (see note 18). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives :

	Three months ended March 31
		2015			2014

	Realized	Unrealized		Realized	Unrealized
	losses	losses	Total	gains	(gains) losses	Total
Power	$1.4	$1.1	$2.5	$(0.5)	$(0.4)	$(0.9)
Crude Oil	—	—	—	—	0.2	0.2
	$1.4	$1.1	$2.5	$(0.5)	$(0.2)	$(0.7)

The following is a summary of Harvest’s risk management contracts outstanding at March 31, 2015:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
5,400 GJ/day	AECO swap	Apr - Dec 2015	$3.65/GJ	$ 1.4

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
35 MWh	AESO power swap	Apr - Dec 2015	$47.07/MWh	$ (2.3)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. Provisions

	Upstream	BlackGold	Total
Decommissioning liabilities at December 31, 2013(1)	$709.4	$34.3	$743.7
Liabilities incurred	8.0	4.2	12.2
Settled during the period	(13.8)	—	(13.8)
Revisions (change in discount rate, estimated timing and costs)	108.6	7.9	116.5
Disposals	(80.9)	—	(80.9)
Accretion	20.7	1.1	21.8
Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$799.5
Environmental remediation at December 31, 2014	7.6	—	7.6
Other provisions at December 31, 2014	3.5	—	3.5
Less current portion	(37.3)	—	(37.3)
Balance at December 31, 2014	$725.8	$47.5	$773.3

Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$799.5
Liabilities incurred	1.5	0.7	2.2
Corporate acquisition	3.2	—	3.2
Settled during the period	(4.0)	—	(4.0)
Revisions (change in estimated timing and costs)	(0.1)	—	(0.1)
Accretion	4.4	0.3	4.7
Decommissioning liabilities at March 31, 2015	$757.0	$48.5	$805.5
Environmental remediation at March 31, 2015	7.1	—	7.1
Other provisions at March 31, 2015	3.5	—	3.5
Less current portion	(41.9)	—	(41.9)
Balance at March 31, 2015	$725.7	$48.5	$774.2

(1) The total decommissioning liabilities excludes the Downstream segment.

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.4 billion at March 31, 2015 (December 31, 2014 - $1.4 billion), which will be incurred between 2015 and 2075. A risk-free discount rate of 2.3% (December 31, 2014 – 2.3%) and inflation rate of 1.7% (December 31, 2014 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities.

14. Long-Term Liability

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2015. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at March 31, 2015, Harvest recognized a total liability of $78.4 million (December 31, 2014 – $77.8 million) using a discount rate of 4.5% (December 31, 2014 – 4.5%) of which $19.0 million (December 31, 2014 - $19.0 million) is payable in the second quarter of 2015 and has been included with accounts payable and accrued liabilities.

Also included in long-term liability and other is an accrual related to Harvest’s long term incentive program of $0.8 million (December 31, 2014 – $2.7 million) as well as deferred credits of $0.4 million (December 31, 2014 – $nil).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15. Finance Costs

	Three months ended March 31
	2015	2014
Interest and other financing charges	$28.6	$25.8
Accretion of decommissioning and environmental remediation liabilities	4.7	5.6
Less: interest capitalized	(9.7)	(7.2)
	$23.6	$24.2

16. Foreign Exchange

	Three months ended March 31
	2015	2014
Realized losses on foreign exchange	$1.6	$2.2
Unrealized losses on foreign exchange	138.9	54.0
	$140.5	$56.2

17. Supplemental Cash Flow Information

	Three months ended March 31
	2015	2014
Source (use) of cash:
Accounts receivable	$12.4	$(18.1)
Prepaid expenses	1.2	0.4
Inventories	1.7	3.8
Accounts payable and accrued liabilities	(89.3)	55.9
Net changes in non-cash working capital	(74.0)	42.0

Changes relating to operating activities	(13.0)	45.1
Changes relating to investing activities	(64.6)	(1.8)
Reclass of long-term liability to accounts payable	2.0	—
Add: Other non-cash changes	1.6	(1.3)
	$(74.0)	$42.0

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18. Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow
	Translation	Hedges, Net of	Actuarial Loss,
	Adjustment	Tax	Net of Tax	Total
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
Reclassification to net income of gains on cash flow hedges	—	(2.1)	—	(2.1)
Gains on derivatives designated as cash flow hedges, net of tax	—	3.4	—	3.4
Actuarial loss, net of tax	—	—	(5.7)	(5.7)
Transfer of cumulative actuarial loss to deficit	—	—	4.3	4.3
Losses on foreign currency translation	(9.9)	—	—	(9.9)
Reclassification of cumulative foreign currency translation to loss from discontinued operations	44.1	—	—	44.1
Balance at December 31, 2014	$—	$1.4	$—	$1.4
Reclassification to net income of gains on cash flow hedges	—	(0.4)	—	(0.4)
Balance at March 31, 2015	$—	$1.0	$—	$1.0

The following table summarizes the impacts of the cash flow hedges on the OCL:

	Three months ended March 31
	After-tax			Pre-tax
	2015	2014		2015	2014
(Gains) losses reclassified from OCL to revenues	$(0.4)	$4.5 $		(0.5)	$6.2
Losses recognized in OCL	—	(11.8)		—	(16.2)
Total	$(0.4)	$(7.3	) $	(0.5)	$(10.0)

The Company expects the $1.0 million after-tax accumulated gain reported in AOCI ($1.3 million pre-tax) related to the natural gas cash flow hedges to be released to net income within the next nine months.

19. Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at March 31, 2015:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$—	$1,719.0	$998.0	$—	$2,717.0
Debt interest payments(1) (2)	84.7	184.0	66.8	—	335.5
BlackGold long-term liability	19.0	19.0	19.0	37.9	94.9
Operating leases	5.4	16.1	14.6	40.3	76.4
Firm processing commitments	19.2	38.7	31.7	80.6	170.2
Firm transportation agreements	24.4	62.1	49.6	73.5	209.6
Employee benefits(3)	2.0	1.8	—	—	3.8
Decommissioning and environmental liabilities(4)	38.4	55.5	43.0	1,290.7	1,427.6
Total	$193.1	$2,096.2	$1,222.7	$1,523.0	$5,035.0

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at March 31, 2015 will be applicable to future interest payments.
(3)	Relates to the long-term incentive plan payments.
(4)	Represents the undiscounted obligation by period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20. Related Party Transactions

a)    Related party loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As at March 31, 2015, Harvest had drawn $200 million from the loan agreement (December 31, 2014 - $200 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. As at March 31, 2015, the carrying value of the KNOC loan was $191.7 million (December 31, 2014 - $191.2 million). The difference between the fair value and the loan amount was recognized in contributed surplus. For the three months ended March 31, 2015, interest expense of $3.4 million was recorded (2014 - $1.8 million) and $7.8 million of interest payable remained outstanding as at March 31, 2015 (December 31, 2014 - $4.9 million).

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At March 31, 2015, Harvest’s related party loan from ANKOR included $215.3 million (December 31, 2014 - $197.2 million) of principal and $5.9 million (December 31, 2014 - $3.1 million) of accrued interest. Interest expense was $2.4 million for the three months ended March 31, 2015 (2014 - $2.2 million).

On April 2, 2015, Harvest entered into an US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing, which was on April 10, 2015. As at May 14, 2015, Harvest had drawn US$120 million under this loan agreement.

The related party loans are unsecured and the loan agreements contain no restrictive covenants.

b)    Other related party transactions

	Transactions		Balance Outstanding
	Three months ended		Accounts receivable as at		Accounts payable as at
	March 31		March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014	2015	2014
G&A Expenses
KNOC(1)	$(1.8)	$(1.1)	$0.3	$0.5	$2.1	$3.7

Finance costs
KNOC(2)	$1.1	$1.0	$—	$—	$1.7	$2.7

(1)

Global Technology and Research Centre (“GTRC”) is used as a training and research facility for KNOC. Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(2)	Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 21/8% senior notes. A guarantee fee of 52 basis points per annum is charged by KNOC.

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